United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 5)

Under the Securities Exchange Act of 1934 (Rule 13d-101)

GenesisIntermedia.com, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37184T 106

(CUSIP Number)

Colette Johnston
Ultimate Holdings, Ltd.
13 Parliament St. Hamilton
HM 12 Bermuda

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of This Statement)

        If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 37184T106	13D/A

(1)        NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Ultimate Holdings, Ltd., a Bermuda limited company.

(2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                                                                                              (b) [ ]

(3)        SEC USE ONLY

(4)        SOURCE OF FUNDS* WC, BK

(5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

(6)        CITIZENSHIP OR PLACE OF ORGANIZATION
        Bermuda

NUMBER OF                (7)        SOLE VOTING POWER

  SHARES                                   9,514,269

BENEFICIALLY           (8)        SHARED VOTING POWER

    OWNED BY                           None

     EACH                      (9)         SOLE DISPOSITIVE POWER

REPORTING                              9,514,269

PERSON WITH            (10)        SHARED DISPOSITIVE POWER

                                                    None

(11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        9,514,269

(12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

(13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44%

(14)        TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.: 37184T106                                                                                                                          13D/A
                                                                                                                                                           Page 3 of 4

Item 1.        Security and Issuer.

        This statement constitutes Amendment No. 5 to the original statement on Schedule 13D filed with the Securities and Exchange Commission on May 14, 2000, as amended by Amendment No. 1 which was filed on August 14, 2000, Amendment No. 2 which was filed on September 15, 2000, Amendment No. 3 which was filed on November 13, 2000, and Amendment No. 4 which was filed on January 3, 2001, in connection with shares of common stock, $.001 par value per share, of GenesisIntermedia.com, Inc., a Delaware corporation. The Issuer’s principal executive offices are located at 5805 Sepulveda Blvd., 8th Floor, Van Nuys, CA 91411. Unless otherwise stated herein, the Schedule 13D, as previously filed, remains in full force and effect.

Item 5.        Interest in Securities of Issuer.

        (c) The following purchases were made on the Nasdaq open market subsequent to the Schedule 13D and Amendment No. 5 to the Schedule 13D on the following dates:

                     ------------------------------        ------------------------    -----------------------

                                 75,000                           12/06/00                  $18.0625
                                 50,000                           12/12/00                  $17.8750
                                 28,000                           12/15/00                  $17.8275
                                 72,800                           12/18/00                  $18.0625
                                 45,643                           12/19/00                  $17.8725
                                 55,000                           12/26/00                  $17.0417
                                 79,600                           01/02/01                   $15.533
                                 42,100                           01/03/01                   $16.989
                                  9,300                           01/04/01                  $17.1250
                                 55,900                           01/05/01                   $16.749
                                    100                           01/19/01                  $19.8750
                              (-30,000)                           01/30/01                    $17.00
                                 50,900                           02/05/01                   $18.724
                                 50,000                           02/09/01                   $19.259
                                 19,500                           02/14/01                   $18.956
                              (-50,000)                           02/14/01                  $17.1563
                                 32,500                           02/15/01                   $18.936
                               (-3,250)                           02/15/01                   $18.936
                                 30,000                           02/20/01                   $18.827
                               (-2,000)                           02/27/01                   $20.563
                              (-10,000)                           03/02/01                   $21.406
                              (-30,000)                           03/06/01                    $17.00
                              (-20,000)                           03/07/01                  $21.5620
                              (-20,600)                           03/12/01                  $23.5266
                               (-2,100)                           03/13/01                  $23.3750
                                 70,000                           03/15/01                  $22.1850
                                 10,000                           03/16/01                  $22.1850
                                 15,000                           03/19/01                  $22.1850
                                 12,400                           03/20/01                  $22.2576
                                 19,200                           03/21/01                  $21.9838
                                129,600                           03/22/01                   $7.1621
                                 21,000                           03/23/01                   $7.3100
                                 17,185                           03/26/01                   $7.3180
                                 36,500                           03/27/01                   $7.5396
                                 36,350                           03/28/01                     $7.56
                                 26,000                           03/29/01                     $7.56

                     Total:  1,089,578

        Note 1: The Reporting Person became a 10% shareholder of the Issuer on June 29, 2000. Reporting Person executed trades following that date that were subject to the Section 16(b) prohibition on “short-swing” profits. As a result, Reporting Person has disgorged to Issuer “short-swing” profits in the amount of $836,000. This “short-swing” profit figure is larger than the figure set forth in Amendment No. 2 to the Schedule 13D due to subsequent purchases reflected in Amendment No. 3 and Amendment No. 4 to the Schedule 13D and this Amendment No.5. The price per share of the purchases reflected above, when matched against previous sale prices pursuant to Section 16(b), resulted in the larger “short-swing” profits figure.

        (d)                 Not applicable.

        (e)                 Not applicable.

        Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.
                        None.

SIGNATURES

After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2001

ULTIMATE HOLDINGS, LTD.
By: Colette Johnston
Manager